FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of MARCH 2003

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 800 - 409 Granville Street, Vancouver BC, V6C 1T2, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F [X]

Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes [  ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2003

"R. Michael Jones"

R. MICHAEL JONES

President, CEO

Platinum Group Metals Ltd.

Suite 800 - 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	TSX-V: PTM SEC Form 20F, File No. 0-30306
No. 03-55	News Release	March 5, 2003

WESTERN BUSHVELD UPDATE

Drilling by Platinum Group Metals Ltd, (PTM: TSX-V), on the Elandsfontein property, immediately adjoining Anglo Platinum's Bafokeng Rasimone mine is continuing. A total of approximately 41 holes are planned in the current program at an estimated cost of R1,580,700 (C$285,000).

Assays are pending for the first eight drill holes that are completed targeting the projected reefs within 55 meters of surface. The drill plan and targeting positions have not been altered since inception. The Company plans to add a second drill rig as soon as possible to the project in order to accelerate the testing for near surface and deeper potential. The projected strike length of the favorable stratigraphy on the property is approximately 1,200 metres.

PTM has an option agreement to purchase 100% of the mineral rights of portions of Elandsfontein under terms announced December 16, 2002. Under the option agreement PTM can acquire 100% of the mineral rights by first paying 150,000 Rand paid (C$26,000 at the then exchange rate) to the mineral rights holders in prospecting fees. In order to exercise it's option, PTM must also pay a base price of 43 Rand (C$8.60) per tonne of open castable economic resource on the property, to a minimum of 4,000,000 Rand (C$800,000). A further payment of 4.30 Rand (C$0.86) per tonne is due on any economic underground resource at the time of a mining authorization. The purchase price is payable 90 days after the grant of a mining authorization. Royal Mineral Services cc has been contracted to assist with the preparation of permits and potential mining plans and operations if appropriate. Royal will receive a 10% Net Profits Interest in the potential open pit or other mining under this contract.

The Company also announced January 24, 2003 the acquisition of an option to purchase a 50% interest in two portions of Onderstepoort 98JQ property (131 hectares) and 100% of one portion of 64 hectares for total consideration of 3,562,000 Rand (approximately C$669,300) payable over three years. Onderstepoort is located 4 km northwest of Elandsfontein. Application for a prospecting permit on this property has been filed and the initial  work program in the permit application includes a surface and geophysical program and drilling of 1,500 meters for an estimated cost of R1,600,000 (C$288,000).

PTM's option agreement to purchase fractional portions of the farm Ledig (1,422 hectares) for optional payments of 40,000,000 Rand and exploration costs of 30,000,000 Rand has terminated with a total cost to PTM of C$150,000. Certain conditions of the agreement were not met and PTM did not extend or waive the conditions of the agreement. PTM will focus its resources on its other property holdings in the western Bushveld and northern limb.

PTM is based in Vancouver BC, Canada and has active exploration programs in Canada and South Africa. PTM is a significant mineral rights holder in the northern Bushveld and is planning to continue its acquisition of mineral rights in South Africa and the Bushveld Complex. The Company is the largest mineral rights holders in the area surrounding Canada's only PGE mine near Thunder Bay, Ontario and has an active joint venture with Anglo Platinum near Sudbury, Ontario.

For further information on behalf of Platinum Group Metals Ltd. contact:
R. Michael Jones, President (604) 899-5450 Platinum Group Metals Ltd.	Jason Leikam (604) 734-1295 Defero Corporate Communications	Larry Roth (732) 792-2200 Roth Investor Relations

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 800 - 409 Granville Street, Vancouver BC, Canada, V6C 1T2 or from the SEC: 1(800) SEC-0330.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.	REPORTING ISSUER
PLATINUM GRO UP METALS LTD.
800 - 409 Granville Street
Vancouver BC, V6C 1T2
Telephone: (604) 899 -5450
Facsimile: (604) 484 -4710

ITEM 2.	DATE OF MATERIAL CHANGE

March 5, 2003

ITEM 3.	PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated March 5, 2003 to the TSX Venture Exchange and through various other approved public media.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

PTM's option agreement to purchase fractional portions of the farm Ledig (1,422 hectares) for optional payments of 40,000,000 Rand and exploration costs of 30,000,000 Rand has terminated with a total cost to PTM of C$150,000. Certain conditions of the agreement were not met and PTM did not extend or waive the conditions of the agreement. PTM will focus its resources on its other property holdings in the western Bushveld and northern limb.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated March 5, 2003.

ITEM 6.	RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)
N/A

ITEM 7.	OMITTED INFORMATION

N/A

ITEM 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.	STATEMENT OF SENIOR OFFICER
The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 12th day of March 2003.

Platinum Group Metals Ltd.

"R. Michael Jones"
R. Michael Jones, President & CEO

Platinum Group Metals Ltd.

Suite 800 - 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	TSX-V: PTM SEC Form 20F, File No. 0-30306
No. 03-55	News Release	March 5, 2003

CANADIAN EXPLORATION UPDATE

Lac des Iles Project - Drill Continues to Confirm Presence of Extensive PGE Mineralized System in Towle Lake Intrusion

Platinum Group Metals Ltd. (TSX: PTM) is pleased to report that analytical results from the Winter 2002 drilling program completed on the Company's Shelby Lake, South Legris and Pebble Properties have now been received. PTM can earn a 60% interest in each of the Shelby Lake, South Legris and Pebble Properties from New Claymore Resources Ltd. (TSX: NCS), Canadian Golden Dragon Resources Ltd. (TSX: CGG) and East West Resource Corp. (TSX: EWR) respectively.

Four of six holes targeting the along-strike and down-dip extensions of the Stinger Zone on the Shelby Lake Property encountered strongly anomalous PGE mineralization ranging from a high of 1.23g/T combined platinum+palladium+gold over a width of 5.6 metres (including 0.7 metres grading 3.90g/T combined) to a low of 0.62g/T combined platinum+palladium+gold over a width of 7.5 metres. PGE mineralization has now been intersected by drilling along the Stinger trend for 700 metres along-strike and down-dip to a vertical depth of approximately 170 metres. The mineralized section remains open to the southwest and down-dip within the host Towle Lake Intrusion. Table 1 contains analytical results from the 2002 drilling of the Stinger Zone with the recently completed holes (ST02-07 to ST02-12) shown in boldface type.

Platinum Group Metals Ltd.

Page 2/3

March 19, 2003

Three diamond drill holes, totaling 515 metres, tested the Vande Zone. The Vande Zones is located 3.5km northeast of the Stinger Zone within the Towle Lake Intrusion on the Company's South Legris Property. All three holes intersected broad zones of anomalous PGE mineralization with a high of 13.7 metres grading 0.45g/T Pt+Pd+Au including 1.95g/T Pt+Pd+Au over 2.0 metres - the thickest and highest grade drill intercepts from the Vande Zone to date. PGE mineralization in the Vande Zone area is notably more platinum rich (Pd:Pt ratios 2.2:1 to 3.6:1) than either the Stinger Zone (average Pd:Pt ratio 5.7:1) or the nearby Lac des Iles deposit (Pd:Pt ratio of 8.9:1). Strongly anomalous PGE mineralization has now been traced for 700 metres along strike in the Vande Lake area and the Vande Zone remains open in all directions. Table 2 summarizes drill results to date from testing of the Vande Zone. The three holes completed during the recent program are shown in boldface type.

With the results from the 2002 program very strongly anomalous zones of PGE mineralization have now been intersected in drilling for 700 metres along strike at Vande and Stinger and for 600 metres along strike at Powder Hill on the adjacent Lac Des Iles River Property under option from East West Resource Corp and Maple Minerals Corp (TSX: YMP).  All three mineralized zones are hosted by the +16km long Towle Lake Intrusive Complex, the majority of which remains to be tested. As well all three zones remain open along strike in at least one direction and down-dip.

East Lac des Iles Platinum Target - Drilling

Two holes, totaling 330 metres, drilled on the Company's Pebble property and adjacent PS Overlap property, intersected two flat-lying gabbro-diabase sills. Analytical results indicate that neither of these mafic intrusive bodies are the source of very highly anomalous Pt-Ni-Co-Pd-Cu values identified by a recently released Ontario government lake sediment survey covering the properties. Detailed surface mapping, geochemical sampling and prospecting are planned for the area in 2003 in an effort to identify the source of these anomalies. The East Lac des Iles Project holdings cover a series of multi-element lake sediment anomalies, including the seven highest platinum values in the entire Nipigon-Lac des Iles survey, which define a >14km long arcuate trend.

Agnew Lake Project - Anglo Platinum Funded 2003 Program to Commence by Month End

The Company has been notified by project operator, Pacific North West Capital Corp. (TSX: PFN) that the 2003 exploration program on its Agnew Lake Property near Sudbury, Ontario is scheduled to begin within the next 1-2 weeks. The initial phase of the 2003 program will included detailed, multi-parameter geophysical logging of two deep drill holes (2,132 and 1,567 metres) completed through the upper two thirds of the Agnew Lake Intrusion in late 2002.

The geophysical surveys will be conducted through PFN's Sudbury office with technical and interpretive support provided by Anglo Platinum (the world's largest platinum producer), who through wholly owned subsidiary Kaymin Resources Ltd., are funding the 2003 exploration program at Agnew Lake as part of an on-going $6,000,000 earn-in on the property. PFN advises that the results from the 2002 drill program at Agnew Lake will be made available to the Company by the end of March.

Platinum Group Metals Ltd.

Page 3/3

March 19, 2003

Qualified Person and Quality Control and Assurance

PTM Exploration Manager, Mr. Darin Wagner, M.Sc., P.Geo, has acted as the qualified person for the Lac des Iles and East Lac des Iles projects. PTM conducts one of the most rigorous quality control programs in the exploration industry. Drill core is split or sawn with half being retained for future study. The samples collected from the second half of the drill core are sealed on site and transported directly to the analytical lab. Blind blanks (one in 20 samples), duplicate samples (one in 20 samples) and certified reference materials (one in 24 samples) are inserted by the company in the sample stream sent to the lab to insure the lab results are contamination free, reproducible and accurate.

Investor Relations

The Company has terminated its contract with Defero Corporate Communications Inc. PTM plans to increase its internal investor relation's efforts. The Company has investor relation's assistance for primarily institutional, US and Canadian shareholders with Roth Investor Relations in New Jersey.

For further information on behalf of Platinum Group Metals Ltd. contact:
R. Michael Jones, President (604) 899-5450 Platinum Group Metals Ltd.	Jason Leikam (604) 734-1295 Defero Corporate Communications	Larry Roth (732) 792-2200 Roth Investor Relations

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 800 - 409 Granville Street, Vancouver BC, Canada, V6C 1T2 or from the SEC: 1(800) SEC-0330.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.	REPORTING ISSUER
PLATINUM GROUP METALS LTD.
800 - 409 Granv ille Street
Vancouver BC, V6C 1T2
Telephone: (604) 899 -5450
Facsimile: (604) 484 -4710

ITEM 2.	DATE OF MATERIAL CHANGE

March 19, 2003

ITEM 3.	PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated March 19, 2003 to the TSX Venture Exchange and through various other approved public media.

ITEM 4.	SUMMARY OF MATERIAL CHANGE
Platinum Group Metals Ltd. (TSX: PTM) is pleased to report that analytical results from the Winter 2002 drilling program completed on the Company's Shelby Lake, South Legris and Pebble Properties have now been received. Four of six holes targeting the along-strike and down-dip extensions of the Stinger Zone on the Shelby Lake Property encountered strongly anomalous PGE mineralization ranging from a high of 1.23g/T combined platinum+palladium+gold over a width of 5.6 metres (including 0.7 metres grading 3.90g/T combined) to a low of 0.62g/T combined platinum+palladium+gold over a width of 7.5 metres. PGE mineralization has now been intersected by drilling along the Stinger trend for 700 metres along-strike and down-dip to a vertical depth of approximately 170 metres. The mineralized section remains open to the southwest and down-dip within the host Towle Lake Intrusion.

The Company has terminated its contract with Defero Corporate Communications Inc. PTM plans to increase its internal investor relation's efforts. The Company has investor relation's assistance for primarily institutional, US and Canadian shareholders with Roth Investor Relations in New Jersey

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated March 19, 2003.

ITEM 6.	RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)
N/A

ITEM 7.	OMITTED INFORMATION

N/A

ITEM 8.	SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 28th day of March 2003.

Platinum Group Metals Ltd.

"R. Michael Jones"
R. Michael Jones, President & CEO

Platinum Group Metals Ltd

Suite 800 - 409 Granville Street

Vancouver BC, V6C 1T2, Canada

P: (604) 899-5450

F: (604) 484-4710

www.platinumgroupmetals.net

March 17, 2003

BC Securities Commission 9th Floor 701 West Georgia Street Vancouver BC, V7Y 1L2	Alberta Securities Commission 4th Floor 300 - 5th Avenue SW Calgary AB, T2P 3C4	Quebec Securities Commission 22nd Floor 800 Square Victoria Montreal PQ, H4Z 1G3

Dear Sirs/Mesdames:

NOTICE OF FILING AN ANNUAL INFORMATION FORM UNDER MULTILATERAL INSTRUMENT 45-102 ("AIF")

I, R. Michael Jones, President and Chief Executive Officer of Platinum Group Metals Ltd. (the "Company"), do hereby advise as follows:

1.

On March 17, 2003, I did cause to be filed with the British Columbia, Alberta and Quebec Securities Commissions the Company's Form 20-F Annual Report ("Form 20-F") that was filed with the US Securities & Exchange Commission effective March 14, 2003.

2.

The filing of the Form 20-F took place through the facilities of SEDAR under SEDAR project number 000521343; and

3.

The Company has filed its Form 20-F as its Current AIF, as that term is defined in Multilateral Instrument 45-102

Dated March 17, 2003

PLATINUM GROUP METALS LTD.

PER:

"R. Michael Jones"

_________________________

R. Michael Jones

President, CEO

Platinum Group Metals Ltd.

Suite 800 - 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	TSX-V: PTM SEC Form 20F, File No. 0-30306
No. 03-57	News Release	March 27, 2003

ELANDSFONTEIN DRILLING INTERCEPTS SHALLOW UG-2 PLATINUM REEF

DRILLING CONTINUING

Drilling by Platinum Group Metals Ltd, (PTM: TSX-V), on the Elandsfontein property, immediately adjoining Anglo Platinum's Bafokeng Rasimone Platinum Mine, has intercepted the UG-2 platinum reef at shallow depths and drilling is continuing. The reef is present at depths of less than 55 meters in all of the initial 4 drill holes reported below. The final hole reported here includes an intercept of 3.45g/t platinum, palladium and rhodium plus gold over 1.29 meters, the traditional UG-2 thickness and grade. Drilling at Elandsfontein will focus along strike to the northwest for a further 1,000 meters on the property and will also test for down dip potential. A total of 41 holes are planned in the current drilling program and a second drill rig will now be added to accelerate the program. Further assays including assays from a potential second reef intercept in the initial holes are expected shortly.

The reef is projected to strike northwesterly and have a dip of approximately 22 degrees to the northeast as predicted in the company's drill planning. The UG-2 and the Merensky reefs are the two layers or horizons in the Bushveld Complex that are mined for platinum, palladium and associated metals for more than 200 kilometers of strike-length on other properties throughout the complex.

Hole 4 has grades typical of the UG-2 reef. This hole is the furthest hole reported to the northwest, 240 meters along the strike from the boundary with the adjoining mine and approximately 1,000 meters of strike length potential in this property remains to be tested and assayed. Local variations, usually less than 200 meters in size, in the UG-2 and Merensky reef horizons are common including "potholes" where the reefs may occur, but are not as well layered. Holes one, two and three are affected by what is interpreted to be a standard "pot hole" feature. This first batch of assays from the drilling program was received and compiled by PTM on March 26, 2003.

PTM has an option agreement to purchase 100% of the mineral rights of portions of Elandsfontein under terms announced December 16, 2002. PTM also holds options to purchase mineral rights approximately 4 kilometers to the northwest at Onderstepoort as announced January 24, 2003

…/2

Platinum Group Metals Ltd.

Page 2/2

March 27, 2003

Qualified Person and Quality Assurance and Control

Dr. Gerhard Meintjes of GeoActiv Dynamic Geological Services has acted as the Qualified Person for Platinum Group Metals RSA Pty Ltd., a wholly owned subsidiary of PTM, on the Elandsfontein Project. He is registered with the South African Council for Natural Scientific Professionals ("SACNASP"). GeoActiv has extensive relevant experience in the Bushveld Complex including large scale drilling programs and resource assessments. For PTM, drill core is split or sawn with half being retained for future study. The samples collected from the second half of the drill core are sealed on site and transported directly to the analytical lab. PTM has inserted blind duplicates and standards in the assay sample stream as a part of its internal Quality Assurance and Quality Control program ("QAQC").

Lakefield Research Africa (Pty) Limited in Johannesburg completed the above noted assays for platinum, palladium, rhodium and gold by standard fire assay methods that included their own internal quality control program of standards. The assays for this release were delayed initially as a result of further test work required by both the laboratory's and PTM's QAQC program. Any concern was resolved to the satisfaction of the assayer and the QP. Additional QAQC included umpire samples run by standard fire assay at ALS Chemex Labs in Vancouver, Canada.

ABOUT PTM

PTM is based in Vancouver BC, Canada and has active exploration programs in Canada and South Africa. The Company was founded in 2000 with the vision of tight physical markets for platinum group elements by 2005 and with respect to platinum this is on track.

PTM is a significant mineral rights holder in the northern and western Bushveld and is planning to continue its acquisition of mineral rights in South Africa and the Bushveld Complex. The Company is supportive of the new initiatives of the government of South Africa in the Mineral Bill and Mining Charter.

For further information on behalf of Platinum Group Metals Ltd. contact:
R. Michael Jones, President (604) 899-5450 Platinum Group Metals Ltd.	Larry Roth (732) 792-2200 Roth Investor Relations

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 800 - 409 Granville Street, Vancouver BC, Canada, V6C 1T2 or from the SEC: 1(800) SEC-0330.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.	REPORTING ISSUER
PLATINUM GROUP METALS LTD.
800 - 409 Granville Street
Vancouver BC, V6C 1T2
Telephone: (604) 899 -5450
Facsimile: (604) 484 -4710

ITEM 2.	DATE OF MATERIAL CHANGE

March 27, 2003

ITEM 3.	PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated March 27, 2003 to the TSX Venture Exchange and through various other approved public media.

ITEM 4.	SUMMARY OF MATERIAL CHANGE
Drilling by Platinum Group Metals Ltd, (on the Elandsfontein property, immediately adjoining Anglo Platinum's Bafokeng Rasimone Platinum Mine, has intercepted the UG-2 platinum reef at shallow depths and drilling is continuing. The reef is present at depths of less than 55 meters in all of the initial 4 drill holes reported below. The final hole reported here includes an intercept of 3.45g/t platinum, palladium and rhodium plus gold over 1.29 meters, the traditional UG-2 thickness and grade. Drilling at Elandsfontein will focus along strike to the northwest for a further 1,000 meters on the property and will also test for down dip potential. A total of 41 holes are planned in the current drilling program and a second drill rig will now be added to accelerate the program. Further assays including assays from a potential second reef intercept in the initial holes are expected shortly. Hole 4 has grades typical of the UG-2 reef. This hole is the furthest hole reported to the northwest, 240 meters along the strike from the boundary with the adjoining mine and approximately 1,000 meters of strike length potential in this property remains to be tested and assayed. Local variations, usually less than 200 meters in size, in the UG-2 and Merensky reef horizons are common including "potholes" where the reefs may occur, but are not as well layered. Holes one, two and three are affecte d by what is interpreted to be a standard "pot hole" feature. This first batch of assays from the drilling program was received and compiled by PTM on March 26, 2003

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated March 27, 2003.

ITEM 6.	RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)
N/A

ITEM 7.	OMITTED INFORMATION

N/A

ITEM 8.	SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 31st day of March 2003.

Platinum Group Metals Ltd.

"R. Michael Jones"
R. Michael Jones, President & CEO